Exhibit 99.1

With the resumption of 14 routes in South America, LATAM projects operation of 80% for July

●	During this period, the group will restart several suspended routes, including flights between Lima and San José (Costa Rica), Santiago (Chile) and Cusco (Peru), and São Paulo/Guarulhos-Rome/Fiumicino.

Santiago (Chile), July 11, 2022 - With the resumption of 14 routes, the LATAM group projects a passenger operation of 80% for July (measured in available seat kilometers - ASK) compared to the same period in 2019 (in a pre-pandemic scenario). Among the flights to be resumed are international flights between Lima and San José (Costa Rica), Santiago (Chile) and Cusco (Peru), and São Paulo/Guarulhos and Rome/Fiumicino.

LATAM plans to operate approximately 1,261 daily domestic and international flights during July, connecting 139 destinations in 22 countries.

The group’s cargo business has scheduled more than 1,280 flights on cargo freighters. These projections are subject to the evolution of the pandemic in the countries where the group operates.

In June 2022, passenger traffic (measured in revenue passenger-kilometers - RPK) was 70.7% in relation to the same period in 2019, based on an operation of 73.5% compared to June 2019 (measured in ASK - available seat kilometers). As a result, the load factor decreased 3.1 percentage points, reaching 80.0%.

The load factor of cargo operations was 56.8%, which corresponds to an increase of 1.7 percentage points compared to June 2019.

LATAM Group Operational Estimate - July 2022

(Passenger operations measured in ASK / Cargo operations measured in ATK)

Brazil

●        88% projected operation (versus July 2019). June 2022 projection reference: 80%

●        106% domestic and 68% international

●        Total July destinations: 54 domestic (equivalent to 627 daily flights on average) and 20 international

●        Updates:

●     Domestic: New São Paulo/Guarulhos-Juiz de Fora (7 flights/week), São Paulo/Guarulhos-Caxias do Sul (7 flights/week), São Paulo/Guarulhos-Montes Claros (7 flights/week) y São Paulo/Guarulhos-Cascavel (7 flights/week) routes.

●     International: Restart Lima-Porto Alegre (3 flights/week), São Paulo/Guarulhos-Rome/Fiumicino (3 flights/week) and Fortaleza-Miami (1 flight/week) routes.

Chile

●        67% projected operation (versus July 2019). June 2022 projection reference: 59%

●         73% domestic and 64% international

●        Total July destinations: 15 domestic (equivalent to 130 daily flights on average) and 25 international.

●        Updates:

●     International: Restart Santiago de Chile - Cusco (3 flights/week) and Punta Arenas - Mount Pleasant (1 flight/week) routes.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

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Colombia

●        107% projected operation (versus July 2019). June 2022 projection reference: 104%

●      122% domestic and 89% international

●        Total July destinations: 17 domestic (equivalent to 179 daily flights on average) and 5 international

●        Updates:

●     International: Restart Lima-Medellín (3 flights/week) y Lima-Cali (3 flights/week) routes.

Ecuador

●        50% projected operation (versus July 2019). June 2022 projection reference: 44%

●       133% domestic and 28% international

●        Total July destinations: 8 domestic (equivalent to 43 daily flights on average) and 3 international

●        Updates:

●     Domestic: Restart Guayaquil-Cuenca (3 flights/week) route.

Peru

●        76% projected operation (versus July 2019). June 2022 projection reference: 70%

●      92% domestic and 70% international

●        Total July destinations: 18 domestic (equivalent to 171 daily flights on average) and 26 international

●        Updates:

●     Domestic: Restart Juliaca-Cusco (4 flights/week) route

●     International: Restart Lima-San José, Costa Rica (3 flights/week), Lima-Porto Alegre (3 flights/week), Lima-Medellín (3 flights/week s), Lima-Cali (3 flights/week) and Cusco-Santiago, Chile (3 flights/week) routes

Cargo	● 96% projected operation (versus July 2019). June 2022 projection reference: 94% ● 70% domestic belly and 78% international belly* ● 158% dedicated freighter

*	Belly: merchandise transported in the cargo hold (lower deck) of the plane.

Operational Estimate by Segment vs 2019 - July 2022

(Measured in ASK)

Domestic Spanish-speaking countries	76%
Domestic Brazil	106%
International	64%
Consolidated Total	80%

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

June 2022 Traffic Report

	June			June		Year to date			Year to date
	2022	2021	% Change	2019	% Change	2022	2021	% Change	2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	6,768	3,074	120.2%	9,568	-29.3%	41,149	16,330	152.0%	61,003	-32.5%
DOMESTIC SSC (1)	1,443	928	55.5%	1,619	-10.9%	9,273	4,637	100.0%	10,616	-12.7%
DOMESTIC BRAZIL (2)	2,240	1,527	46.7%	2,362	-5.2%	14,518	8,156	78.0%	14,987	-3.1%
INTERNATIONAL (3)	3,085	619	398.6%	5,587	-44.8%	17,359	3,537	390.7%	35,401	-51.0%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	8,464	4,254	99.0%	11,524	-26.5%	51,207	24,412	109.8%	72,824	-29.7%
DOMESTIC SSC (1)	1,785	1,274	40.2%	2,021	-11.7%	11,528	6,609	74.4%	12,948	-11.0%
DOMESTIC BRAZIL (2)	3,051	1,898	60.7%	2,999	1.7%	18,542	10,916	69.9%	18,498	0.2%
INTERNATIONAL (3)	3,628	1,083	235.1%	6,503	-44.2%	21,137	6,886	206.9%	41,378	-48.9%

PASSENGER LOAD FACTOR
SYSTEM	80.0%	72.2%	7.7 pp	83.0%	-3.1 pp	80.4%	66.9%	13.5 pp	83.8%	-3.4 pp
DOMESTIC SSC (1)	80.8%	72.8%	8.0 pp	80.1%	0.7 pp	80.4%	70.2%	10.3 pp	82.0%	-1.5 pp
DOMESTIC BRAZIL (2)	73.4%	80.5%	-7.0 pp	78.8%	-5.4 pp	78.3%	74.7%	3.6 pp	81.0%	-2.7 pp
INTERNATIONAL (3)	85.1%	57.2%	27.9 pp	85.9%	-0.8 pp	82.1%	51.4%	30.8 pp	85.6%	-3.4 pp

PASSENGERS BOARDED (thousand)
SYSTEM	4,660	2,661	75.1%	5,569	-16.3%	28,325	13,763	105.8%	35,049	-19.2%
DOMESTIC SSC (1)	2,023	1,238	63.5%	2,032	-0.4%	12,176	6,045	101.4%	12,482	-2.5%
DOMESTIC BRAZIL (2)	2,025	1,287	57.3%	2,255	-10.2%	12,631	6,876	83.7%	14,175	-10.9%
INTERNATIONAL (3)	611	136	349.6%	1,282	-52.3%	3,518	842	317.6%	8,392	-58.1%
LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	268	218	22.7%	278	-3.7%	1,683	1,477	13.9%	1,748	-3.7%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	471	347	35.8%	504	-6.5%	2,889	2,215	30.4%	3,125	-7.5%

CARGO LOAD FACTOR
SYSTEM	56.8%	62.8%	-6.0 pp	55.1%	1.7 pp	58.2%	66.7%	-8.4 pp	55.9%	2.3 pp

Note: Argentina’s domestic operations are considered in the above 2019 operating statistics, however, on June 17, 2020, LATAM announced the indefinite cessation of its passenger and cargo domestic operations in Argentina.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations inside Latin America and between it and Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the passenger cargo holds of the passenger affiliates aircraft, they have a fleet of 14 freighters, which will gradually increase to a total of up to 21 freighters by 2023.

They operate on the LATAM group network as well as international routes that are solely used for shipping. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net.

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

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